SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

Bionovo, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

090643206

(CUSIP Number)

February 2, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090643206		13G

1	Names of Reporting Persons RothsInvest Asset Management AG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,900,000 (See Item 4 below)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,320,121 (See Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,320,121 (See Item 4 below)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.75% (See Item 4 below)

12	Type of Reporting Person* OO

CUSIP No. 090643206	13G

This 13G is being filed by RothsInvest Asset Management AG (“RothsInvest” or the “Reporting Person”) relating to the Common Stock, par value $0.0001 per share, of Bionovo, Inc., a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Shares” are to such Common Stock of the Issuer.

Item 1(a) -  Name of Issuer:

Bionovo, Inc.

Item 1(b) - Address of Issuer’s Principal Executive Offices:

5858 Horton Street, Suite 400, Emeryville, CA 94608

Items 2(a) - Name of Person Filing:

This statement is filed by RothsInvest with respect to Shares of the Issuer beneficially owned by RothsInvest.

Item 2(b) - Address of Principal Business Office Or, If None, Residence:

The address of the principal business office of RothsInvest is Poststrasse 9, CH-6300 Zug

Item 2(c) - Citizenship:

RothsInvest is an entity organized under the laws of Switzerland.

Item 2(d) - Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e) - CUSIP Number:

090643206

Item 3 - Not Applicable

Item 4 - Ownership:

RothsInvest’s Share ownership as of the close of business on April 5, 2011:

(a)           Amount beneficially owned: 5,320,121

(b)           Percent of class: 9.75%

(c)           Number of shares as to which the person has:

(i)            Sole power to vote or direct the vote: -0-

(ii)           Shared power to vote or direct the vote: 2,900,000

CUSIP No. 090643206	13G

(iii)          Sole power to dispose or direct the disposition: -0-

(iv)          Shared power to dispose or direct the disposition:  5,320,121

RothsInvest owns directly no Shares.  Pursuant to investment agreements, RothsInvest has investment and voting power with respect to the securities independently held by Expert Investor SICAV-SIF RothsInvest Global Opportunity Fund (“Fund”) and mere investment power with respect to the securities held by other clients of RothsInvest.

The 5,320,121 Shares reported on this Schedule 13G constitute approximately 9.75% of the Shares outstanding based upon the 54,561,312 Shares stated to be outstanding by the Issuer as of March 10, 2011 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 16, 2011.

RothsInvest disclaims beneficial ownership of any of the securities covered by this statement.

Item 5 - Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6 - Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8 - Identification and Classification of Members of the Group:

Not Applicable

Item 9 - Notice of Dissolution of Group:

Not Applicable

Item 10 - Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 090643206	13G

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2011

ROTHSINVEST ASSET MANAGEMENT AG

By:	/s/ Dr. iur. Manuel Brandenberg
Name: Dr. iur. Manuel Brandenberg
Title: Authorized Person